

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Vlad Vitoc, M.D., M.B.A.
Chief Executive Officer
MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

> **Re: MAIA Biotechnology, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 16, 2022**
> **File No. 333-264225**

Dear Dr. Vitoc:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed May 16, 2022

Business
Strategic Collaborations and Key Agreements, page 96

1. To the extent applicable under your license agreements, provide risk factor disclosure that discusses the technology or technologies subject to march-in rights, the portion of your business that would be affected by the exercise of march-in rights, and whether and how you may be compensated in the event such rights are exercised.

You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Janeane Ferrari, Esq.